Exhibit 99.1

Borr Drilling Limited - Mandatory notification of trades

Reference is made to Borr Drilling Limited's ("Borr Drilling") (NYSE, OSE: “BORR”) stock exchange announcements of January 22, 2021, relating to the pricing of the equity offering through the subscription and allocation of a total of 54,117,647 in new depository receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Company’s underlying common shares, each at a subscription price of USD 0.85 per Offer Share (equivalent to NOK 7.1655 per Offer Share), raising gross proceeds of USD 46 million. The Offer Shares will be listed on Oslo Stock Exchange.

The following primary insiders of Borr Drilling have subscribed for and been conditionally allocated the following Offer Shares at the Subscription Price:

Companies affiliated with Director and Vice Chairman Tor Olav Trøim: 3,176,470 Offer Shares. After delivery, Trøim and his affiliated parties will represent an ownership in Borr Drilling of s17,407,188 shares in the Company.

Patrick Schorn, Chief Executive Officer of Borr Drilling: 500,000 Offer Shares. After delivery, Mr. Schorn will own 1,500,000 shares in the Company.

Paal Kibsgaard, Chairman of the Borr Drilling’s Board of Directors: 297,931 Offer Shares. After delivery, Kibsgaard will own 750,000 shares in the Company.

Magnus Vaaler, Chief Financial Officer of Borr Drilling: 84,160 Offer Shares. After delivery, Mr. Vaaler will own 85,000 shares in the Company.

Neil Glass, Director of Borr Drilling: 25,000 Offer Shares. After delivery, Mr. Glass will own 25,000 shares in the Company.

January 22, 2021
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to Sections 4-2 and 5-12 of the Norwegian Securities Trading Act.